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Attention: Chris Edwards and Joe McCann

Re: Zosano Pharma Corp Registration Statement on Form S-3 Filed March 16, 2020 File No. 333-237187

Ladies and Gentlemen:

We are in receipt of the letter dated March 30, 2020 from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Zosano Pharma Corporation (“Zosano” or the “Company”) as set forth below. For ease of reference, we have set forth the Staff’s comment and the response below.

Registration Statement on Form S-3

Cover Page

1.

It appears you may be relying on General Instruction I.B.6 of Form S-3 to register the primary offering of securities covered by the registration statement. As such, please revise to disclose the aggregate market value of your outstanding voting and non-voting common equity, as well as the amount of all securities offered pursuant to General Instruction I.B.6 of Form S-3 during the previous 12 months up to and including the date of your prospectus. We refer you to Instruction 7 to General Instruction I.B.6.

Response: Zosano respectfully advises the Staff that the Registration Statement was filed pursuant to General Instruction I.B.1 of Form S-3, and not General Instruction I.B.6 of Form S-3. The analysis set forth below demonstrates that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company is more than $75,000,000, as required pursuant to General Instruction I.B.1 of Form S-3.

March 31, 2020

As of March 13, 2020, 51,522,268 shares of common equity were held by non-affiliates of the Company. As of January 17, 2020, a date which was within 60 days prior to the date the Registration Statement was filed, the closing price of the Company’s common stock on the Nasdaq Capital Market was $1.465 per share. Pursuant to Compliance and Disclosure Interpretation 116.06, the date used to determine the amount of shares of common equity held by non-affiliates and the price of the common equity need not be the same. As such, the Company’s public float was $75,480,122.62 as of the applicable calculation date.

*    *    *

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 470-4980.

Very truly yours,

/s/ Richard Kim

Richard Kim of LATHAM & WATKINS LLP

cc:	Steven Lo, Zosano Pharma Corporation

Christine Matthews, Zosano Pharma Corporation

Kathleen M. Wells, Latham & Watkins LLP